UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:    ☐             No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No.

02.558.134/0001-58

Publicly-Held Company

Board of Trade (NIRE) No. 33300262539

NOTICE TO SHAREHOLDERS

Payment of Dividends

TELE NORTE LESTE PARTICIPAÇÕES S.A. (“TNL”), informs Shareholders that, pursuant to the resolution passed at the Extraordinary Shareholders’ Meeting (“ESM”) held on April 16, 2010, it will begin paying dividends as approved by the ESM, as follows:

1) Dividends: Shareholders owning shares on April 16, 2010 will receive dividends as set forth below.

2) Beginning of Payment: The approved dividends will be paid beginning on May 25, 2010, to shareholders of TNL, through Banco do Brasil S.A. (“Banco do Brasil”) as follows:

2.1) Amount of Dividends: Shareholders owning shares on April 16, 2010, will be paid dividends in the following amounts:

	R$ per Share	Number of Shares (*)	Total Amount (R$)
TNLP3 (common shares)	3.1369	127,575,583	400,191,846.31
TNLP4 (preferred shares)	3.1369	254,960,733	799,786,323.35

TOTAL	—	382,536,316	1,199,978,169.66

* Excluding treasury shares

All shares have been trading as ex-dividends since April 19, 2010.

2.2) Forms of Payment: (a) Shareholders eligible to receive dividends and who have checking accounts with Banco do Brasil on the payment date (May 25, 2010), will have their earnings credited to their checking account at Banco do Brasil, provided that they have explicitly opted to do so by May 25, 2010; (b) Other duly identified eligible shareholders must request the issuance of a notice of payment for withdrawal at the Banco do Brasil branch of their choice; and (c) Shareholders with shares held in custody at the Clearing House for the Custody and Financial Settlement of Securities (Companhia Brasileira de Liquidação e Custódia—CBLC) will be paid through their custodial agents.

3) Registration: (a) Shareholders whose records are inconsistent or not up-to-date must present the documents required to update their registration at the Banco do Brasil branch of their choice in order to receive their extraordinary dividends. Individuals must provide: an identification document, individual taxpayers’ registry (CPF) and proof of address. Corporations must provide: corporate taxpayers’ registry (CNPJ), by-laws/articles of association and related proof of representation. (b) Shareholders who are represented by proxies/attorneys-in-fact must grant their representatives specific powers through a public deed for an established period of time, specifying the amount and type of shares entitled to receive dividends.

Rio de Janeiro, May 24, 2010.

Alex Waldemar Zornig

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ LUIZ EDUARDO FALCO PIRES CORRÊA
Name:	Luiz Eduardo Falco Pires Corrêa
Title:	Chief Executive Officer

By:	/S/ JULIO CESAR PINTO
Name:	Julio Cesar Pinto
Title:	Officer